United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- __.)

Vale updates on the negotiation on Vale New Caledonia

Rio de Janeiro, September 7th, 2020 – Vale S.A. (“Vale”) informs that Vale Canada Limited (“VCL”) has been unable to reach an agreement with New Century Resources Limited (“NCZ”) to acquire its 95% stake in Vale Nouvelle Caledonie S.A.S. (“VNC”). This ends an exclusivity period with New Century Resources that was first announced on May 25th, subsequently extended on July 28th, and ends on September 8th.

The initial search for potential purchasers for VNC followed a robust and competitive process that involved an extensive analysis of expertise and capacity as well as a commitment to upholding VNC’s social and environmental obligations.

Vale will now start the required steps to place VNC on care and maintenance, in preparation for a possible shutdown of the operation, should no sustainable solution be found in the coming months. At the same time, the company is continuing efforts with the French State, the South Province of New Caledonia and VNC management to achieve a positive outcome for the future for the operations.

“All parties to this negotiation have invested significant effort in an attempt to reach a solution for the sustainable future of VNC,” said Eduardo Bartolomeo, CEO of Vale. “Vale and everyone involved in the divestment process – including the South Province of New Caledonia, the French State and VNC management – continue to explore alternatives to create a viable future for VNC, all of which will contemplate Vale’s exit. We remain hopeful of a positive outcome and are working with all the parties involved with that purpose in mind.”

Bartolomeo said that Vale will approach care and maintenance with the highest degree of responsibility and respect for employees, the natural environment and safety – including strong commitments to dam maintenance and social obligations such as the Pact for Sustainable Development of the Great South.

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Director of Investor Relations
Date: September 7, 2020